UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 25, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director

Telefónica vivo



Earnings Release

4Q24

VIVT
B3 LISTED

VIV
LISTED
NYSE

ISEB3 ICO2B3

Telefônica | vivo

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the fourth quarter of 2024, presented in accordance with International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee.

To access the spreadsheet containing the data available on our Investor Relations website, **click here.**

4Q24 Highlights

Postpaid Accesses	FTTH Accesses	Total Revenues	EBITDA
66.5mn	7.0mn	R$14.6bn	R$6.2bn
+7.6% YoY	+12.7% YoY	+7.7% YoY	+7.8% YoY

- We reached the largest **customer base** in our history, with 116.1 million accesses in 4Q24 (+2.7% YoY). In the mobile segment, we ended the quarter with 102.3 million accesses (+3.3% YoY) and 504 cities covered with 5G (+2.9x YoY). In postpaid ex-M2M and ex-dongles, we added +3.4 million accesses YoY, totaling 47.5 million, of which 33.8% use 5G technology. In addition, postpaid (ex-M2M and ex-dongles) ARPU reached R$52.1 (+1.6% YoY), while churn stood at historically low levels, 0.99%.
- In **fiber**, we reached 29.1 million homes passed (11.2% YoY), achieving our target for 2024, with 7.0 million accesses connected (+12.7% YoY). In the quarter, we recorded +220 thousand net additions, the highest figure since 4Q22.
- **Net Revenue** increased +7.7% YoY, boosted by the growth in postpaid revenue (+9.1% YoY). Fixed revenue expanded +8.0% YoY, driven by FTTH (+12.4% YoY) and Corporate Data, ICT and Digital Services (+21.1% YoY) revenues.
- Over the last twelve months, **monthly average revenue per B2C RGU**[1] reached R$62.3, reflecting the growth of B2C Telco (+6.6% YoY) and B2C New Businesses (+23.7% YoY) revenues, reinforcing our positioning as a one-stop-shop for our customers.
- **EBITDA** expanded +7.8% YoY, with a margin of 42.5%, flat when comparing to 4Q23. **EBITDA AL**[2] expanded by +8.3% YoY, with a margin of 33.1% (+0.2 p.p. YoY).
- In 4Q24, **Capex**[3] amounted to R$2,456 million (+7.0% YoY), representing 16.8% of revenues (-0.1 p.p. YoY). Overall, in 2024, Capex totaled R$9,166 million (+2.3% YoY), equivalent to 16.4% of revenues (-0.8 p.p. YoY), reflecting a decrease in the investment intensity.
- **Operating Cash Flow**[4] for the year was R$13,714 million (+11.0% YoY), with a margin of 24.6% (+0.8 p.p. YoY) over net revenue.
- **Net income**[5] reached R$1,763 million (+10.1% YoY) in the quarter, totaling R$5,548 million (+10.3% YoY) in 2024.
- **We delivered on our guidance of shareholder remuneration paid**[6] **in 2024**, distributing R$5,845 million (vs R$4,786 million in 2023), a growth of +22.1% YoY, reflecting a payout over net income of 105.3%. We paid R$3,045 million of interest on equity and R$1,500 million in capital reduction, while R$1,300 million were invested in share buybacks. For the years 2025 to 2026, we reaffirm our commitment to **distribute an amount equal to or greater than 100% of net income** for each fiscal year.

[1] 57.2 million Revenue Generating Units (Taxpayer ID/CPFs)
[2] AL means After Leases, more details on page 18.
[3] Does not include amounts related to reversal of provision for licenses renewal in the amount of -R$181 million in 2Q23, license renewals in the amount of R$203 million in 3Q23 and R$42 million in 4Q23, R$11 million in 1Q24 and R$13 million in 3Q24, besides IFRS 16 effects.
[4] Operating Cash Flow is equal to EBITDA minus Capex (ex-IFRS16).
[5] Considers the net income attributed to Telefônica Brasil.
[6] Considers the events paid from January 1st, 2024, to December 31st, 2024.

Telefónica vivo

Highlights

CONSOLIDATED IN R$ MILLION	4Q24	4Q23	Δ% YoY	2024	2023	Δ% YoY
Net Operating Revenue	**14,581**	**13,535**	**7.7**	**55,845**	**52,100**	**7.2**
Mobile Services	9,201	8,602	7.0	36,022	33,216	8.4
FTTH	1,829	1,627	12.4	7,093	6,195	14.5
Corp. Data, ICT and Digital Services	1,346	1,111	21.1	4,735	4,307	9.9
Handsets and Electronics	1,177	1,042	13.0	3,730	3,453	8.0
Other Revenues[1]	1,029	1,153	(10.7)	4,265	4,930	(13.5)
Total Costs	**(8,383)**	**(7,783)**	**7.7**	**(32,965)**	**(30,782)**	**7.1**
EBITDA	**6,199**	**5,752**	**7.8**	**22,880**	**21,318**	**7.3**
EBITDA Margin	*42.5%*	*42.5%*	*0.0 p.p.*	*41.0%*	*40.9%*	*0.1 p.p.*
EBITDA AL[2]	**4,831**	**4,461**	**8.3**	**17,796**	**16,572**	**7.4**
EBITDA AL[2] Margin	*33.1%*	*33.0%*	*0.2 p.p.*	*31.9%*	*31.8%*	*0.1 p.p.*
Net Income[3]	**1,763**	**1,601**	**10.1**	**5,548**	**5,029**	**10.3**
Earnings per Share (EPS)[4]	**1.08**	**0.97**	**11.5**	**3.38**	**3.03**	**11.3**
CAPEX ex-IFRS 16[5]	**2,456**	**2,295**	**7.0**	**9,166**	**8,960**	**2.3**
CAPEX ex-IFRS 16[5]/Net Revenue	*16.8%*	*17.0%*	*(0.1) p.p.*	*16.4%*	*17.2%*	*(0.8) p.p.*
Operating Cash Flow (OpCF)[6]	**3,742**	**3,457**	**8.2**	**13,714**	**12,358**	**11.0**
OpCF[6] Margin	*25.7%*	*25.5%*	*0.1 p.p.*	*24.6%*	*23.7%*	*0.8 p.p.*
Operating Cash Flow AL (OpCF AL)[7]	**2,374**	**2,167**	**9.6**	**8,629**	**7,612**	**13.4**
OpCF AL[7] Margin	*16.3%*	*16.0%*	*0.3 p.p.*	*15.5%*	*14.6%*	*0.8 p.p.*
Free Cash Flow	**1,080**	**592**	**82.4**	**8,219**	**8,148**	**0.9**
Total Subscribers (Thousand)	**116,050**	**113,001**	**2.7**	**116,050**	**113,001**	**2.7**

[1] Other Revenues includes Voice, xDSL, FTTC and IPTV.
[2] AL means After Leases, more details on page 18.
[3] Net income attributed to Telefônica Brasil.
[4] Earnings per share (EPS) calculated based on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in the note 24.i) of the Financial Statements from December 31st, 2024.
[5] Does not include amounts related to reversal of provision for licenses renewal in the amount of -R$181 million in 2Q23, license renewals in the amount of R$203 million in 3Q23 and R$42 million in 4Q23, R$11 million in 1Q24 and R$13 million in 3Q24, besides IFRS 16 effects.
[6] Operating Cash Flow is equivalent to EBITDA minus CAPEX ex-IFRS 16.
[7] Operating Cash Flow AL is equivalent to EBITDA After Leases minus CAPEX ex-IFRS 16.

Mobile Business

CONSOLIDATED IN R$ MILLION	4Q24	4Q23	Δ% YoY	2024	2023	Δ% YoY
NET MOBILE REVENUE	**10,378**	**9,643**	**7.6**	**39,752**	**36,669**	**8.4**
Mobile Service Revenue	**9,201**	**8,602**	**7.0**	**36,022**	**33,216**	**8.4**
Postpaid[1]	7,750	7,101	9.1	30,086	27,319	10.1
Prepaid	1,451	1,501	(3.3)	5,936	5,897	0.7
Handsets and Electronics Revenues	**1,177**	**1,042**	**13.0**	**3,730**	**3,453**	**8.0**

Mobile Service Revenue (MSR) growth of +7.0% YoY was boosted by **Postpaid Revenue[1]** (+9.1% YoY), which represents 84.2% (+1.7 p.p. YoY) of MSR. Postpaid's strong performance is related to the increase in customer base (+7.6% YoY), which totaled 66.5 million in the quarter, driven by migrations from prepaid to hybrid and the addition of new customers, as well as annual price adjustments, that contributed to the +1.6% YoY increase in postpaid ex-M2M and ex-dongles ARPU, to R$52.1.

Prepaid Revenue presented a decrease of -3.3% YoY, due to the migration of customers from prepaid to hybrid, which benefits the mobile service revenue dynamic.

Handset and Electronics Revenue increased +13.0% YoY, as a result of the broad offer of electronics, from smartphones to connected home devices. In 4Q24, the sale of smartphones compatible with 5G represented 92% (+3.0 p.p. YoY) of all smartphones sold in the quarter.

Mobile Accesses



Million
+3%
99
102
102
37
36
36
62
65
66
4Q23
3Q24
4Q24
Prepaid
Postpaid

Postpaid Accesses



Million
+8%
62
65
66
18
18
19
44
47
48
4Q23
3Q24
4Q24
M2M + Dongles
Hybrid + Pure Postpaid

Postpaid Churn (ex-M2M)[2] %



0.97%
1.14%
0.98%
4Q23
3Q24
4Q24

[1] Postpaid revenue includes M2M, dongles, wholesale and others.
[2] In 3Q24, Postpaid ex-M2M churn was impacted by -202 thousand dongles disconnections, mainly due to a B2B contract.

Fixed Business

CONSOLIDATED IN R$ MILLION	4Q24	4Q23	Δ% YoY	2024	2023	Δ% YoY
NET FIXED REVENUE	**4,204**	**3,891**	**8.0**	**16,093**	**15,432**	**4.3**
FTTH	1,829	1,627	12.4	7,093	6,195	14.5
Corp. Data, ICT and Digital Services	1,346	1,111	21.1	4,735	4,307	9.9
Digital Revenues	922	666	38.4	2,970	2,476	20.0
Other Fixed Revenue[1]	1,029	1,153	(10.7)	4,265	4,930	(13.5)

Net Fixed Revenue expanded +8.0% YoY, driven by the double-digit increase in **FTTH** (+12.4% YoY) and **Corporate Data, ICT and Digital Services** (+21.1% YoY) **revenues** in 4Q24.

Over the last 12 months, **we expanded our FTTH network** to **2.9 million new homes, totaling 29.1 million homes passed** in 444 cities, and connected **784k new customers**. In 4Q24, FTTH ARPU was R$89.0.

Vivo Total[2], our convergent postpaid and fiber offer, represented 88% (+7.0 p.p. YoY) of fiber gross adds in own-stores in the quarter, and already has 2.4 million subscribers (+84.9% YoY), representing 34.3% of our total FTTH customer base (+13.4 p.p. YoY). In 2024, the revenue from Vivo Total grew more than 90% YoY, reflecting users' preference for convergent offers.

Corporate Data, ICT, and Digital Services Revenue showed a double-digit growth of +21.1% YoY, totaling R$1,346 million in 4Q24, of which R$922 million are from B2B Digital Fixed revenues (+38.4% YoY).

B2B digital revenue was boosted by the acquisition of IPNET, that is specialized in implementing Google solutions, contributing with R$64 million in revenues in 4Q24, and by the acceleration in sales of Vivo Vita solutions.

FTTH


Homes Passed
Million
+11%
26.2
28.3
29.1
4Q23
3Q24
4Q24


Homes Connected
Million
+13%
6.2
6.7
7.0
4Q23
3Q24
4Q24

[1] Other Fixed Revenues include Voice, xDSL, FTTC and IPTV.
[2] Vivo Total is our product that combines fiber and mobile in a single offering, with plans starting at R$160, as of the date of this report.

Digital Ecosystem

We continue to advance in the development of an ecosystem with relevant partners to fuel our consolidation as a digital services hub.

B2C

Financial Services

Vivo Pay is our 100% digital platform that consolidates Vivo's financial solutions, such as personal loans, insurance, early access to FGTS, PIX installments, among others. Considering the last 12 months, revenues from financial services grew +14.5% YoY to R$461 million. Vivo Pay – Personal Loan granted R$904 million in loans, since the beginning of its operation. Additionally, in September 2024, the Central Bank of Brazil approved the request for authorization to operate as Vivo Pay Sociedade de Crédito S.A., which will unlock greater efficiency of Vivo's financial services.

Entertainment

Vivo offers its customers the best video and music OTTs in the market. This service represented R$725 million in revenues over the last 12 months (+29.8% YoY) and we ended the quarter with 3.0 million (+14.0% YoY) content platforms subscriptions.

Health and Wellness

Vale Saúde Sempre, our health services marketplace, that connects customers to clinics and laboratories across the country, through a monthly subscription, reached 390k subscriptions since the start of operation (+103% YoY), 64k doctors appointments, exams, and procedures, and 1.4 million discounted items bought in pharmacies in 2024. Over the last 12 months, revenues from health and wellness totaled R$59 million (+3.7x YoY).

B2C Products & Services

Over the last year, considering all B2C products and services, the average monthly revenue per B2C RGU[1] reached R$62.3, reinforcing our positioning as a one-stop-shop for our customers.

B2B

Vivo is a digital solutions hub for companies, with services that go beyond connectivity, creating an ecosystem made up of cloud services, cybersecurity, IoT, big data, messaging, sales and rental of IT equipment, among others.

In the last 12 months, digital services for companies generated R$4,069 million in revenues (+20.6% YoY), representing 7.3% (+0.8 p.p. YoY) of Vivo's total revenue in the period.

Digital B2B Revenues


R$ million
+21%
3,374
244
767
899
1,465
4,069
211
817
1,099
1,943
2023
2024
Cybersecurity
Cloud
IoT + Messaging
Digital Solutions²

[1] 57.2 million Revenue Generating Units (Taxpayer ID number/CPFs).
[2] Includes equipment.

Costs

CONSOLIDATED IN R$ MILLION	4Q24	4Q23	Δ% YoY	2024	2023	Δ% YoY
TOTAL COSTS	(8,383)	(7,783)	7.7	(32,965)	(30,782)	7.1
COST OF SERVICES AND PRODUCTS SOLD	(2,983)	(2,674)	11.6	(10,489)	(9,989)	5.0
Services	(1,628)	(1,449)	12.4	(6,021)	(5,688)	5.8
Products Sold	(1,355)	(1,225)	10.6	(4,468)	(4,301)	3.9
COSTS FROM OPERATIONS	(5,400)	(5,109)	5.7	(22,476)	(20,793)	8.1
Personnel	(1,517)	(1,439)	5.4	(5,982)	(5,614)	6.6
Commercial and Infrastructure	(3,655)	(3,362)	8.7	(14,010)	(13,245)	5.8
Provision for Bad Debt	(381)	(339)	12.4	(1,523)	(1,363)	11.8
G&A Expenses	(378)	(318)	18.9	(1,304)	(1,211)	7.6
Other Net Operating Rev. (Exp.)	531	349	52.3	344	640	(46.3)

Costs of Services and Products Sold

Cost of Services and Products Sold grew +11.6% YoY, due to the increased revenue from B2B and B2C digital services and the sale of handsets and electronics.

- **SERVICES** – increase of +12.4% YoY in 4Q24, driven by the acceleration in sales of B2B digital solutions and the increase in customer base.
- **PRODUCTS SOLD** – expansion of +10.6% when compared to 4Q23, in line with higher revenue from smartphones and electronics sales.

Costs from Operations

Costs from Operations presented a +5.7% YoY growth, due to the impact of inflation and higher expenses related to commercial activity.

- **PERSONNEL** – grew +5.4% YoY in 4Q24, due to annual salary readjustment and other benefits.
- **COMMERCIAL AND INFRASTRUCTURE** – increase of +8.7% compared to 4Q23, reflecting the strong commercial activity, as well as higher expenses with network infrastructure and systems in the period.
- **PROVISION FOR BAD DEBT** – grew +12.4% YoY and ended the quarter at R$381 million. PBD over gross revenue stood at 1.9% (+0.1 p.p. YoY and flat QoQ) and remains under control, demonstrating that our customers continue to prioritize paying for their connectivity services on time, as well as the execution of credit and collection actions by the Company, mainly through the acceleration of digitalization initiatives.
- **GENERAL AND ADMINISTRATIVE** – expanded +18.9% YoY in the quarter, related to higher expenses with electricity and external consultancy projects.
- **OTHER OPERATING REVENUES (EXPENSES)** – presented revenue of R$531 million in 4Q24 (+52.3% YoY), with annual growth due to the reversal of regulatory contingencies related to the process of migration from our fixed voice concession to authorization, which had a positive impact of R$386 million on the operating result. In the annual comparison this line was partially offset by the recognition of the net amount of R$292 million in 4Q23, regarding the conclusion of negotiations with tower companies, related to leasing contracts of the towers acquired from Oi Móvel's assets.

Digitalization KPIs

Payments received through Pix

%



+8.6 p.p.
31%
39%
4Q23
4Q24

Vivo App Users[1]

Million



+2.9%
25.9
26.1
26.6
Jun-24
Sep-24
Dec-24

[1] With the launch of the new Vivo App, the parameter for user analysis was revised in 2Q24, considering the use of the App by unique Taxpayer ID number/CPF (B2C) in last 90 days.

From EBITDA to Net Income

EBITDA to Net Income – 4Q24

R$ million



6,199
(3,761)
2,437
(342)
(7)
(327)
1
1,763
EBITDA
D&A
EBIT
Financial Result
Gain (Loss) on Investments
Taxes (Income Taxes/Social Contribuition)
Net (Income)/ Loss of non-controlling shareholders
Net Income[1]

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) reached R$6,199 million in the quarter, an increase of +7.8% compared to 4Q23, with an EBITDA margin of 42.5%, flat in the annual comparison.

Depreciation and Amortization

Depreciation and Amortization grew +7.3% compared to 4Q23, due to accelerated depreciation of equipment related to legacy technologies.

Financial Results

In 4Q24, the Financial Results totaled an expense of R$342 million, which represents a reduction of -45.7% YoY, due to the reversal of monetary updates of provisions related to the migration from our fixed voice concession to authorization, in the amount of R$406 million in 4Q24, as well as lower revenues from financial investments in 4Q23.

Net Income

Net Income[1] totaled R$1,763 million in the fourth quarter of 2024, a +10.1% increase in the annual comparison, benefited by the solid EBIT evolution (+8.5% YoY), as well as the decrease of net financial expenses (-45.7% YoY). LTM Earnings per Share (EPS)[2] grew +11.3% YoY, as a result of the net income annual expansion (+10.3% YoY), and the cancellation of 21,944,664 shares held in treasury in December 2024.

[1] Considers the net income attributed to Telefônica Brasil.
[2] Earnings per share (EPS) calculated based on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in the note 24.i) of the Financial Statements from December 31st, 2024.

Capex

CONSOLIDATED IN R$ MILLION	4Q24	4Q23	Δ% YoY	2024	2023	Δ% YoY
Network	2,012	1,866	7.8	7,802	7,588	2.8
IT, Systems and Others	444	429	3.6	1,365	1,371	(0.5)
Capex[1] | ex-IFRS 16	**2,456**	**2,295**	**7.0**	**9,166**	**8,960**	**2.3**
Capex[1] | ex-IFRS 16 / Net Revenue	*16.8%*	*17.0%*	*(0.1) p.p.*	*16.4%*	*17.2%*	*(0.8) p.p.*
IFRS 16 | Leasing Additions	**2,213**	**2,179**	**1.6**	**4,774**	**4,402**	**8.5**

Capex[1] in 4Q24 reached R$2,456 million (+7.0% YoY), representing 16.8% of the Net Operating Revenue for the quarter, a decrease of -0.1 p.p. YoY. In 2024, it amounted to R$9,166 million (+2.3% YoY), 16.4% of net revenue (-0.8 p.p. YoY), reflecting a decrease of investment intensity.

Investments were directed towards strengthening our 5G network, which is already present in 504 cities (+2.9x YoY), covering 61.3% of the Brazilian population; and the expansion our fiber operation, with significant growth of homes passed (+11.2% YoY) and connected (+12.7% YoY).

Free Cash Flow

CONSOLIDATED IN R$ MILLION	4Q24	4Q23	Δ% YoY	2024	2023	Δ% YoY
EBITDA	**6,199**	**5,752**	**7.8**	**22,880**	**21,318**	**7.3**
Capital Expenditures	(2,456)	(2,295)	7.0	(9,166)	(8,960)	2.3
Working Capital	(949)	(1,028)	(7.7)	325	1,496	(78.3)
IFRS16 | Lease Payments	(930)	(921)	0.9	(3,082)	(2,755)	11.9
Net Financial Result	(360)	(474)	(24.0)	(1,692)	(1,946)	(13.1)
Taxes	(424)	(442)	(4.2)	(1,046)	(1,005)	4.0
FREE CASH FLOW	**1,080**	**592**	**82.4**	**8,219**	**8,148**	**0.9**

Free Cash Flow after lease payments totaled R$1,080 million in 4Q24, an increase of +82.4% YoY, primarily due to EBITDA growth and the lower consumption of working capital. In 2024, Free Cash Flow after lease payments reached R$8,219 million (+0.9% YoY), as a result of EBITDA growth and lower financial payments, partially offset by higher investments, lower working capital generation and higher lease payments.

[1] Does not include amounts related to reversal of provision for licenses renewal in the amount of -R$181 million in 2Q23, license renewals in the amount of R$203 million in 3Q23 and R$42 million in 4Q23, R$11 million in 1Q24 and R$13 million in 3Q24, besides IFRS 16 effects.

Telefónica vivo

Indebtedness

Loans, Financing and Debentures

ISSUANCES IN R$ MILLION	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
Debentures (7th Issue - 1st series)	R$	CDI + 1.12% p.a.	2025	1,583	0	1,583
Debentures (7th Issue - 2nd series)	R$	CDI + 1.35% p.a.	2027	113	2,000	2,113
5G Licenses	R$	Selic	2040	63	942	1,005
Others[1]	R$/EUR	Selic, IPCA, CDI and Euribor	2027/2029	169	630	800
Gross Debt | EX-IFRS 16				**1,927**	**3,573**	**5,500**
Leases (IFRS 16)	R$	IPCA	2039	4,521	10,726	15,247
Gross Debt | IFRS 16				**6,448**	**14,299**	**20,747**

Net Debt

CONSOLIDATED IN R$ MILLION	12/31/2024	09/30/2024	12/31/2023
Short-Term Debt	1,927	1,804	599
Long-Term Debt	3,573	3,470	4,543
Gross Debt | Ex-IFRS16	**5,500**	**5,274**	**5,141**
Cash, Applic. and Deposit[2]	(6,937)	(7,012)	(4,568)
Derivatives	(6)	17	9
Net Debt (Cash)[3]	**(1,444)**	**(1,721)**	**583**
Leases (IFRS16)	15,247	13,978	13,596
Net Debt	**13,803**	**12,258**	**14,179**

L.T. Debt Profile

Year	Fin. Debt (R$ million)	IFRS 16 (R$ million)
2026	217	3,482
2027	2,271	2,520
2028	198	1,896
After 2028	887	2,828
Total	**3,573**	**10,726**

The Company's gross debt (ex-leases IFRS16) reached R$5,500 million at the end of 4Q24, an increase of +7.0% YoY, due to the adhesion to the Amnesty Program in the states of São Paulo and Paraná, liabilities related to company acquisitions, partially offset by payments related to 5G licenses. 99% of the gross debt is denominated in local currency and 1% in foreign currency. The currency exposure of the debt is 100% covered by hedging operations.

Considering Cash, Applications and Derivatives, the Company recorded net cash of R$1,444 million on December 31st, 2024. Including the leasing effect, net debt reaches R$13,803 million at the end of 4Q24.

[1] Considers Liabilities under the contract for the acquisition of Vita IT, Vale Saúde and IPNET, as well as investments made by Polígono Capital in Vivo Money, Amnesty Program of the State of São Paulo and Paraná, besides the loan agreement of CloudCo Brasil. More details in note 21 of the Financial Statements from December 31st, 2024.
[2] Considers cash and cash equivalents, financial investments, and accounts receivable from FIDC Vivo Money.
[3] Excluding IFRS-16. Debt position does not include the outstanding amount related to the FISTEL TFF fee for the period 2020-2024, amounting to R$4.7 billion.

Capital Markets

Our capital stock consists exclusively of common shares, with voting rights, that are listed on B3 (ticker: VIVT3) and NYSE (ticker: VIV).

Share Performance

(Base 100 as of 12/31/2023)



IBOV
VIVT3 ex-dividends
VIVT3 adjusted by dividends
110
100
90
80
Dec-23
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sep-24
Oct-24
Nov-24
Dec-24

	12/31/2024	12/31/2023	Δ
Closing price VIVT3 (R$)	46.77	53.44	-12.5%
Closing price VIV (US$)	7.55	10.94	-31.0%
Average daily volume 3M VIVT3 (R$ mn)	128.6	123.2	4.4%
Average daily volume 3M VIV (US$ mn)	7.1	12.6	-43.5%
Total number of shares	1,630,643,696	1,652,588,360	(21,944,664)
Outstanding shares	1,626,682,604	1,652,584,004	(25,901,400)
Treasury shares	3,961,092	4,356	3,956,736
Net income LTM per share (EPS)[1]	3.38	3.03	11.3%
Price/Earnings (P/E)	13.7	17.6	-21.7%
Price to Book Value (P/B)	1.09	1.27	-13.8%
Book Value per Share	42.44	42.10	0.8%

Reverse Split and Split

On January 29th, 2025, the Board of Directors approved the proposal for reverse split (40:1), and subsequently split (1:80), of all common shares issued by the Company. This proposal will be submitted for approval at the Extraordinary Shareholders' Meeting to be held on March 13th, 2025.

The operation aims to provide greater liquidity to the shares issued by the Company and improve the process of forming its price by increasing the quantity of outstanding shares effectively negotiated and adjusting its price. Information about the operation is available on: **Material Fact**.

[1] Earnings per share (EPS) calculated based on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in the note 24.i) of the Financial Statements from December 31st, 2024.

Shareholder Remuneration

In 2024, the Company distributed to shareholders a total amount of R$5,845 million (+22.1% YoY), corresponding to a payout ratio of 105.3% of net income, thus meeting the guidance of distributing an amount equal to or greater than 100% of net income. The total amount includes R$3,045 million related to interest on capital, R$1,500 million from capital reduction, and R$1,300 million from share buybacks.

In December 2024, we cancelled 21,944,664 shares (1.33% of the capital stock) held in treasury, which were acquired throughout the year, reinforcing our commitment to shareholder remuneration. As a result of the cancellation, the Company's capital stock is now divided into 1,630,643,696 common, book-entry and non-par value shares.

As occurred in 2024, the Company reiterates its commitment to distribute resources to its shareholders, through dividends, interest on capital, capital reductions, and share buybacks, in an amount equal to or greater than 100% of net income for the fiscal years 2025 and 2026.

For 2025, the shareholders' remuneration announced so far amounts to R$ 4,450 million, as detailed below:

- The Board of Directors approved the declaration of interest on capital in the gross amount of R$650 million on July 15th, 2024, R$400 million on August 14th, 2024, and R$1,200 million on December 12th, 2024, to be paid on April 8th, 2025.
- The second proposal for the reduction of capital stock, in the amount of R$2.0 billion, was approved by the Board of Directors on November 5th, 2024, and by the Extraordinary Shareholders' Meeting held on December 18th, 2024. The effectiveness of the approved capital reduction was verified after the 60-day period as provided for in art. 173 of the Corporation Law, calculated from the publication of the minutes of the Extraordinary Shareholders' Meeting. The record date of the capital reduction is February 27th, 2025, and these funds will be paid in a single installment on July 15th, 2025.
- R$200 million for the share buyback program of 2024/25, completed up to the date of this report.

In February 2025, a new Share Buyback Program was approved by the Board of Directors, with the purpose of increasing value to shareholder through the efficient application of available cash resources, optimizing the company's capital allocation. The program will begin on February 26th, 2025, and will remain in effect until February 25th, 2026. The maximum amount to be used will be up to R$1.75 billion.

For more information regarding Shareholder Remuneration, click here.

Shareholder Distributions[1]

R$ million


+22.1%
4,786
489
1,827
2,471
5,845
1,300
1,500
3,045
2023
2024
Buybacks
Capital Reduction
Dividends
IoC

Yield[2]


+2.2 p.p.
5.4%
7.7%
2023
2024

[1] Considers dividends, interest on capital and resources resulting from the capital reduction paid, and share buybacks made between January and December of each year.
[2] Yield is calculated by dividing the total amount paid to shareholders, plus share buybacks, by the Company's market cap, as of December 31st of each year.

Migration from Fixed Voice Concession to Authorization

Context

In 2024, the Company, with the National Telecommunications Agency (Anatel), the Federal Court of Accounts (TCU), and the Federal Government through the Ministry of Communications, entered into a Self-Composition Agreement for the Adaptation of Switched Fixed Telephone Service (STFC) Concession Contracts to an Authorization Instruments. This agreement will be opportunely formalized, through the signing of the Single Term of Authorization, to be issued by Anatel.

The migration process from the fixed voice concession to authorization will allow us to optimize costs and investments, adding value to the Company, with benefits captured starting from 2025.

Impacts and Obligations

Execution of projects to be delivered in up to 10 years, with an estimated NPV of R$4.5 billion[1].

Conclusion of all administrative and judicial proceedings related to the concession, releasing R$792 million of provisions (of which, R$386 million impacted EBITDA, and R$406 million financial result) in 4Q24, and mitigating the risk associated with approximately R$5 billion in regulatory contingencies.

Termination of all future concession fee payments.

Potential benefits

Migration of 1.2 million customers[2] that use our copper network to other technologies, improving the quality of the services provided, leading to lower churn, as well as cross-sell opportunities to potentially increase ARPU.

Decommissioning and sale of approximately 120 thousand[3] tons of copper, reducing costs related to the right of way on poles, as well as the **release of approximately 50% of the 1,900 owned or rented properties in use, for sale or lease cancelation,** resulting in savings related to infrastructure expenses, such as energy, property taxes, maintenance and others.

Optimization of Capex and Opex allocation in order to generate operational efficiency, investing in technologies that provide returns. Currently, the annual revenue linked to copper-based services is approximately R$1.3 billion, with a negative Free Cash Flow.

[1] The NPV was calculated considering 20 years of opex and capex related to the projects.
[2] Considers the number of RGUs, not accesses. In terms of accesses, there are 2,384k fixed voice accesses and 155k xDSL accesses.
[3] Considers copper and cable coating.

ESG

Environmental, Social and Governance

Vivo's ESG Strategy is composed of 6 action pillars, with over 100 indicators integrated into the Responsible Business Plan (RBP), monitored and approved by the Board of Directors through the Quality and Sustainability Committee. The RBP contains goals that contribute to the company's sustainable growth with ethics and integrity, composed of Sustainable Development Goals (SDGs) and other relevant commitments on the topic.

Environmental

MORE THAN 37 TONS COLLECTED IN VIVO RECICLE, a record achieved by the program, representing a growth of more than 200% when compared to 2023.

VIVO NET ZERO: since 2023, 90% reduction in scope 1 and 2 emissions (vs 2015), and 87% of carbon-intensive suppliers are committed to taking action on climate change.

R$2,380 MILLION IN REVENUES over the past 12 months generated from solutions that promote energy and climate efficiency and contribute to containing the increase in temperature by 1.5°C.

Social

AROUND 2 MILLION PEOPLE BENEFITED and R$50 million invested by Fundação Telefônica in 2024, in educational projects and volunteer actions.

DIVERSE TALENTS: 50% of the over 400 positions in the 2025 Internship Program and of the 36 positions in the Trainee Program are designated for black talents.

PARTICIPATION IN THE RACIAL PROCON, an initiative of the consumer protection agency of São Paulo that brings together companies to prevent and combat racism in consumer relations. The Company was the first in Brazil to be certified by the Racial Equity Promotion Pact.

Governance

DOW JONES BEST-IN-CLASS WORLD INDEX: for the first time, the company has been included in the sustainability index, considered the most important in the world. The company debuted on the index as the only Brazilian telco, leading in the Americas and ranking 6th in sector performance globally. The company is also present for the 5th consecutive year in The Sustainability Yearbook by S&P, ranking in the Top 10% of the sector.

RECOGNITIONS: (i) Among the 100 most sustainable companies in the world by Corporate Knights; (ii) Efficient Carbon Index (ICO2 B3), for companies with the best greenhouse gas emissions management efficiency; (iii) ECO Award from Amcham Brasil, the only company to receive 3 recognitions in categories such as ECO Leadership and Sustainability Practices in Processes (2 cases); (iv) Merco Talentos 2024 (11th position), ranking of companies attracting and retaining talent in Brazil; (v) 100 Open Startups Ranking, among those that have invested the most in open innovation.

Operational Indicators

Mobile Business

THOUSAND	4Q24	4Q23	Δ% YoY	2024	2023	Δ% YoY
TOTAL MOBILE ACCESSES	**102,315**	**99,075**	**3.3**	**102,315**	**99,075**	**3.3**
Postpaid	66,498	61,808	7.6	66,498	61,808	7.6
Hybrid + Pure Postpaid	47,519	44,159	7.6	47,519	44,159	7.6
M2M	17,422	15,905	9.5	17,422	15,905	9.5
Dongles	1,558	1,743	(10.6)	1,558	1,743	(10.6)
Prepaid	35,816	37,267	(3.9)	35,816	37,267	(3.9)
MARKET SHARE	**38.8%**	**38.7%**	**0.2 p.p.**	**38.8%**	**38.7%**	**0.2 p.p.**
Postpaid	41.3%	41.5%	(0.3) p.p.	41.3%	41.5%	(0.3) p.p.
Prepaid	35.0%	34.7%	0.4 p.p.	35.0%	34.7%	0.4 p.p.
ARPU (R$/month)	**30.1**	**29.1**	**3.4**	**29.8**	**28.2**	**5.5**
Hybrid + Pure Postpaid	52.1	51.3	1.6	52.0	50.1	3.9
Prepaid	13.4	13.4	(0.5)	13.5	12.9	4.5
M2M	3.2	3.1	2.0	3.2	3.2	0.9
CHURN MENSAL[1]	**2.0%**	**2.0%**	**0.0 p.p.**	**2.0%**	**2.3%**	**(0.3) p.p.**
Postpaid (ex-M2M)	1.0%	1.0%	0.0 p.p.	1.0%	1.0%	(0.0) p.p.
Hybrid + Pure Postpaid	1.0%	1.0%	0.0 p.p.	1.0%	1.0%	(0.0) p.p.
Prepaid	3.3%	3.2%	0.2 p.p.	3.2%	3.8%	(0.6) p.p.

Fixed Business

THOUSAND	4Q24	4Q23	Δ% YoY	2024	2023	Δ% YoY
TOTAL FIXED ACCESSES	**13,736**	**13,925**	**(1.4)**	**13,736**	**13,925**	**(1.4)**
FTTH	**6,958**	**6,175**	**12.7**	**6,958**	**6,175**	**12.7**
Others	**6,777**	**7,750**	**(12.6)**	**6,777**	**7,750**	**(12.6)**
Fixed Voice	5,746	6,458	(11.0)	5,746	6,458	(11.0)
VoIP	3,362	3,351	0.3	3,362	3,351	0.3
Copper	2,384	3,106	(23.3)	2,384	3,106	(23.3)
IPTV	785	845	(7.1)	785	845	(7.1)
xDSL	155	236	(34.4)	155	236	(34.4)
FTTC	91	212	(57.1)	91	212	(57.1)
ARPU | FTTH (R$/month)	**89.0**	**89.1**	**(0.1)**	**90.3**	**88.7**	**1.8**
ARPU | IPTV (R$/month)	**142.1**	**142.4**	**(0.2)**	**143.6**	**141.3**	**1.6**

[1] Does not consider the disconnection of accesses considered inactive by Vivo's criteria regarding the acquisition of Oi Mobile of 457 thousand prepaid accesses in Mar/23. Considering the disconnections, the prepaid churn rate would be 3.9% in 2023.

Income Statement

CONSOLIDATED IN R$ MILLION	4Q24	4Q23	Δ% YoY	2024	2023	Δ% YoY
Gross Operating Revenue	**20,025**	**18,583**	**7.8**	**76,772**	**71,230**	**7.8**
Net Operating Revenue	**14,581**	**13,535**	**7.7**	**55,845**	**52,100**	**7.2**
Mobile Services	9,201	8,602	7.0	36,022	33,216	8.4
FTTH	1,829	1,627	12.4	7,093	6,195	14.5
Corporate Data, ICT and Digital Services	1,346	1,111	21.1	4,735	4,307	9.9
Handsets and Electronics	1,177	1,042	13.0	3,730	3,453	8.0
Other Revenues[1]	1,029	1,153	(10.7)	4,265	4,930	(13.5)
Total Costs	**(8,383)**	**(7,783)**	**7.7**	**(32,965)**	**(30,782)**	**7.1**
Cost of Services and Products Sold	(2,983)	(2,674)	11.6	(10,489)	(9,989)	5.0
Services	(1,628)	(1,449)	12.4	(6,021)	(5,688)	5.8
Products Sold	(1,355)	(1,225)	10.6	(4,468)	(4,301)	3.9
Costs from Operations	(5,400)	(5,109)	5.7	(22,476)	(20,793)	8.1
Personnel	(1,517)	(1,439)	5.4	(5,982)	(5,614)	6.6
Commercial and Infrastructure	(3,655)	(3,362)	8.7	(14,010)	(13,245)	5.8
Provision for Bad Debt	(381)	(339)	12.4	(1,523)	(1,363)	11.8
General and Administrative	(378)	(318)	18.9	(1,304)	(1,211)	7.6
Other Net Operating Revenue (Expenses)	531	349	52.3	344	640	(46.3)
EBITDA	**6,199**	**5,752**	**7.8**	**22,880**	**21,318**	**7.3**
EBITDA Margin %	*42.5%*	*42.5%*	*0.0 p.p.*	*41.0%*	*40.9%*	*0.1 p.p.*
Depreciation and Amortization	**(3,761)**	**(3,504)**	**7.3**	**(14,202)**	**(13,390)**	**6.1**
EBIT	**2,437**	**2,248**	**8.5**	**8,678**	**7,929**	**9.5**
Financial Result	**(342)**	**(631)**	**(45.7)**	**(1,910)**	**(2,344)**	**(18.5)**
Gain (Loss) on Investments	**(7)**	**4**	**n.a.**	**(4)**	**(11)**	**(58.9)**
Income before Taxes (Income Tax/ Social Contrib.)	**2,088**	**1,621**	**28.9**	**6,764**	**5,574**	**21.3**
Taxes (Income tax / Social Contrib.)	**(327)**	**(13)**	**2,451.6**	**(1,206)**	**(534)**	**126.0**
Net Income before non-controlling shareholders	1,762	1,608	9.6	5,557	5,040	10.3
Net Income/(Loss) of non-controlling shareholders	*(1)*	*7*	*n.a.*	*9*	*11*	*(11.3)*
Net Income[2]	**1,763**	**1,601**	**10.1**	**5,548**	**5,029**	**10.3**
Earnings per Share (EPS)[3]	1.08	0.97	11.5	3.38	3.03	11.3

[1] Other Revenues include Voice, xDSL, FTTC and IPTV.
[2] Net income attributed to Telefônica Brasil.
[3] Earnings per share (EPS) calculated based on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in note 24.i) of the Financial Statements from December 31st, 2024.

Balance Sheet

CONSOLIDATED IN R$ MILLION	12/31/2024	12/31/2023	Δ% YoY
ASSETS	**124,941**	**120,738**	**3.5**
Current Assets	**22,814**	**19,245**	**18.5**
Cash and Cash Equivalents	6,691	4,358	53.5
Accounts Receivable	9,472	9,318	1.6
Inventories	1,097	823	33.3
Other Current Assets	5,554	4,746	17.0
Non-Current Assets	**102,126**	**101,493**	**0.6**
Accounts Receivable	370	351	5.5
Guarantees and Deposits	2,895	2,876	0.7
Other Assets	3,787	2,985	26.8
Property, Plant and Equipment, Net	46,812	46,318	1.1
Intangible Assets, Net	48,262	48,963	(1.4)
LIABILITIES AND SHAREHOLDERS' EQUITY	**124,941**	**120,738**	**3.5**
LIABILITIES	**55,141**	**51,111**	**7.9**
Current Liabilities	**24,258**	**20,084**	**20.8**
Personnel, social charges and benefits	1,238	1,204	2.8
Accounts payable and suppliers	9,231	8,170	13.0
Taxes, fees and contribuitions	1,596	1,609	(0.8)
Loans, finan., deb., leasing and other creditors	6,448	4,476	44.1
Interest on capital and dividends	2,237	2,248	(0.5)
Provisions and contingencies	1,771	901	96.6
Other liabilities	1,737	1,477	17.6
Non-Current Liabilities	**30,883**	**31,027**	**(0.5)**
Personnel, social charges and benefits	75	81	(7.1)
Taxes, fees and contribuitions	5,344	4,093	30.6
Deffered income tax and social contribution	4,016	3,419	17.5
Loans, finan., deb., leasing and other creditors	14,299	14,262	0.3
Provisions and contingencies	5,369	7,082	(24.2)
Other liabilities	1,781	2,091	(14.8)
SHAREHOLDERS' EQUITY	**69,800**	**69,627**	**0.2**

Additional Information

EBITDA After Leases (IFRS 16)

CONSOLIDATED IN R$ MILLION	4Q24	4Q23	Δ% YoY	2024	2023	Δ% YoY
EBITDA	**6,199**	**5,752**	**7.8**	**22,880**	**21,318**	**7.3**
Leasing Depreciation (IFRS 16)	(919)	(923)	(0.4)	(3,453)	(3,353)	3.0
Leasing Interest (IFRS 16)	(449)	(368)	22.2	(1,631)	(1,393)	17.1
EBITDA After Leases (EBITDA AL)	**4,831**	**4,461**	**8.3**	**17,796**	**16,572**	**7.4**
EBITDA AL Margin	*33.1%*	*33.0%*	*0.2 p.p.*	*31.9%*	*31.8%*	*0.1 p.p.*
Capex ex-IFRS16	2,456	2,295	7.0	9,166	8,960	2.3
Operating Cash Flow (EBITDA AL - Capex)	**2,374**	**2,167**	**9.6**	**8,629**	**7,612**	**13.4**
OpCF AL Margin	*16.3%*	*16.0%*	*0.3 p.p.*	*15.5%*	*14.6%*	*0.8 p.p.*

Depreciation and Amortization

CONSOLIDATED IN R$ MILLION	4Q24	4Q23	Δ% YoY	2024	2023	Δ% YoY
Depreciation and Amortization	**(3,761)**	**(3,504)**	**7.3**	**(14,202)**	**(13,390)**	**6.1**
Depreciation	(1,826)	(1,596)	14.5	(6,857)	(6,166)	11.2
Leasing Depreciation (IFRS 16)	(919)	(923)	(0.4)	(3,453)	(3,353)	3.0
Amortization	(769)	(742)	3.6	(2,918)	(2,908)	0.3
PPA[1] Depreciation/Amortization	(247)	(244)	1.4	(974)	(963)	1.2

[1] Purchase Price Allocation.

Conference Call

Date:

February 26th, 2025
(Wednesday)

Time:

11h00 (Brasília time) /
9h00 (New York time)

Connection:

Zoom Link:

Click here

A replay of the conference call will be available **after the end of the event, in our website**

TELEFÔNICA BRASIL
Investor Relations

Christian Gebara
David Melcon
João Pedro Soares Carneiro
Gabriel Menezes
Tatiana Anicet

Av. Eng. Luis Carlos Berrini, 1376
18th floor – Cidade Monções – SP
04571-000

ir.br@telefonica.com

Information available on the website: ri.telefonica.com.br/en/

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